Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANEBULO PHARMACEUTICALS, INC.

Anebulo Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

One: The name of the Corporation is Anebulo Pharmaceuticals, Inc.

Two: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Corporation’s Second Amended and Restated Certificate of Incorporation, as corrected and amended (the “Charter”), to amend and restate Section 5.3 of ARTICLE V as follows:

“5.3 Board Structure. Each director, other than any who may be elected by the holders of any series of Preferred Stock under specified circumstances, at the annual meeting of stockholders of the Corporation that is held after the filing of this Certificate of Amendment and at each annual meeting of stockholders of the Corporation thereafter, shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders of the Corporation. Notwithstanding the foregoing, directors shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Three: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature page follows.]

In witness whereof, the Corporation has caused this Certificate of Amendment to be signed this 11th day of April 2025.

ANEBULO PHARMACEUTICALS, INC.

By:	/s/ Richard Cunningham
Name: Title:	Richard Cunningham Chief Executive Officer